METROPOLITAN SERIES FUND II

EXPENSE AGREEMENT

AGREEMENT dated as of May 1, 2007 by and between Metropolitan Series Fund II, a Massachusetts business trust (the “Fund”), and MetLife Advisers, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Adviser is the investment adviser to the MetLife Stock Index Portfolio II (the “Portfolio”), a series of the Fund, pursuant to an investment management agreement (the “Investment Management Agreement”);

NOW, THEREFORE, the Fund and the Adviser hereby agree as follows:

1. Until further notice from the Adviser to the Fund, but in no event prior to April 30, 2008, the Adviser will waive such portion of the Management Fee payable to it under the Investment Management Agreement, as is necessary to reduce the total Management Fee of the Portfolio to 0.243% from 0.250% of the average daily net assets of the Portfolio.

2. The Adviser may by notice in writing to the Fund terminate its obligation under Section 1 to waive fees with respect to the Portfolio in any period following the date specified in such notice (or change the percentage specified in Section 1).

3. A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this Agreement is executed on behalf of the Trust by officers of the Trust as officers and not individually and that obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the Trust.

WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

METROPOLITAN SERIES FUND II

Elizabeth M. Forget
President, Chief Executive Officer and Chairman

METLIFE ADVISERS, LLC

John F. Guthrie
Senior Vice President